

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 24, 2007

Mr. Kam Shah, Chief Financial Officer
Bontan Corporation
47 Avenue Road, Suite 200
Toronto, Ontario
Canada M5R 2G3

   Re: Bontan Corporation
     Form 20-F for the Fiscal Year Ended March 31, 2006
     Filed August 29, 2006
     File No. 000-30314

Dear Mr. Shah:

   We have reviewed your Form 20-F for the fiscal year ended March 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

Item 3 – Key Information

(A) Selected Financial Data

1.   We note that you present revenue in your table of selected financial data, which appears inconsistent with the presentation in your consolidated financial statements as other income. Please change the caption of "revenue" to "other income," in order to conform to its presentation in your consolidated financial statements.

Item 10 – Additional Information

(H) Documents on Display

2.   Please update the address of SEC's Public Reference Room to be: 100 F Street, N.E., Washington DC 20549.

Item 15 – Controls and Procedures

3.   Please revise the disclosures in Item 15. as follows:

   • Change your reference in Item 15.A to the definition of disclosure controls and procedures from Exchange Act Rule 13a-14(c) to Exchange Act Rules 13a-15 and 15d-15.

   • Revise your disclosure in Item 15.B. to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

   Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Consolidated Financial Statements, page 1

Auditors' Report, page 3

4.	We note in the first paragraph of the Auditors' Report that your consolidated financial statements as of March 31, 2005 and for the years ended March 31, 2005 and 2004 were audited by other auditors. Please include the audit report of your former accountants as of March 31, 2005 and for the years ended March 31, 2005 and 2004. Refer to Item 17(a) of Form 20-F for additional guidance.

5.	We note that the date of the Auditors' Report is July 12, 2000, which precedes the date of the financial statements. Please advise or revise.

Note 16. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 25

6.	We note that you recorded an adjustment to Canadian GAAP net loss for the reclassification of exchange gains and losses on period-end translation of foreign currency items and balances. Please revise to explain the differences between Canadian GAAP and U.S. GAAP with respect to the adjustment. In addition, describe for us what comprises the accumulated other comprehensive income under U.S. GAAP. To the extent that the accumulated other comprehensive income pertains to an investment in a foreign entity that has been liquidated, tell us why you have not reported the accumulated other comprehensive income as a gain or loss on the liquidation of the investment for the period during which the liquidation occurred. Refer to paragraph 14 of SFAS 52 for additional guidance.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief